December 12, 2005

MAIL STOP 3561

via U.S. mail and facsimile

Michael L. Metter, President
Spongetech Delivery Systems, Inc.
The Empire State Building
350 Fifth Avenue, Suite 2204
New York, New York 10118

Re:      Spongetech Delivery Systems, Inc.
	Form SB-2, Amendment 4 filed November 21, 2005
	File No. 333-123015

Dear Mr. Metter:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary
1. At the beginning of the summary, when discussing your business, clearly disclose the limited sales the company has had in the most recent financial periods.
2. Reconcile the net loss and the accumulated deficit for the interim financial period ended August 31, 2005 in this section with the financial statements.

Selected Financial Data, page 3
3. Please update to include the summary statement of operations for the interim financial period of August 31, 2005.

Risk Factors, page 4
4. We partially reissue prior comment 7 from our letter dated November 10, 2005. Revise the risk factor subheadings for risk factors 1, 12 and 16 to remove the generic conclusions, such as your business or operations may be negatively affected. Instead, clearly state the risk to the company and/or investors.
5. It appears that certain officers and directors continue to remain affiliated with Azurel. Please revise the disclosure in risk factor
21 to clearly reflect this fact. Currently the disclosure indicates that they were previously affiliated with Azurel.
6. We note risk factor 22. Disclose the amount and percent of time management devotes to your business.

Dilution, page 8
7. If the deficit as of August 31, 2005 was ($85,557), please explain how you arrived at a positive net tangible book value per share of $.002. Please revise or advise.
8. Please revise to add disclosure regarding dilution at varying levels of proceeds from the offering.
9. Provide the disclosure required by Item 506(a) of Regulation S-
B.

Management Discussion and Analysis, page 11
10. We reissue prior comment 13 from our letter dated November 10, 2005. Please consider providing an executive overview to focus on the known trends, events and uncertainties that are critical to your business.
11. Clarify whether there are or were any outstanding franchise taxes for 2004. If so, clarify when they were paid. If they have not been paid, please explain the impact this may have on your business.
We
may have further comment.
12.
Provide a comparison of the results of operations for the interim period August 31, 2005 with the prior comparable period in 2004.

Plan of Operations, page 11
13. We reissue prior comment 16 from our letter dated November 10, 2005. Provide a detailed plan of operations for the next twelve months. Provide in greater detail the milestones the company plans to take in the next twelve months to commence sales. Discuss the anticipated time frame for each milestone, the estimated costs and the anticipated source of funding.
14. Disclose the time frame for your plans to hire sales groups to market and sell your products. Disclose any anticipated expenses associated with this plan.
15. Disclose in greater detail your plan to seek a production finance
company to fund inventory. Discuss the anticipated terms of such arrangement. Disclose the time frame and anticipated costs
associated with this plan.   Discuss the impact on your business
if
you are unable to enter into such an agreement.
16. Disclose in greater detail the estimated costs of a warehousing facility. Explain the reference to costs not to exceed 4% of orders.
This disclosure is unclear.
17. Please discuss in greater detail your plans to pursue licensing arrangements. Does the agreement with Dicon allow you to enter into these licensing arrangements?
18. Disclose the estimated costs associated with an infomercial and the anticipated source(s) of funding.
19. We reissue prior comment 20 from our letter dated November 10, 2005. Please cite the source of the Clean Link information. We note the number "(1)" that you have inserted, but there is no corresponding footnote that provides the requested information.
20. Clarify whether any competitors have products that are multi-use.
If not, provide the basis for the conclusion that your product does not have any direct competitors. We may have further comment.


Liquidity and Capital Resources, page 13
21. Disclose how long you can currently satisfy your cash requirements. There is no guarantee you will raise any funding in this offering.

New Marketing, page 18
22. You have stated that you are currently in negotiations to sell 500,000 vehicular sponges to Hebco, Inc., a Caracas, Venezuela based exporter of automotive products to South America, subject to that entity`s approval of both Spanish and Portuguese language translations of the product`s packaging. Clarify whether or not Hebco has made a verbal commitment to buy the sponges if you obtain the translation approvals. In addition, disclose the principal terms of this arrangement.
23. Clarify whether or not the approval by Vanity of the changes to the mold are the only remaining condition to an agreement with Vanity.

Legal Proceedings, page 18
24. Please disclose the date Westgate filed the lawsuit.

Certain Relationships and Related Transactions, page 21
25. Disclose in greater detail the services performed for the stock issuance in January 2005.

Plan of Distribution, page 28
26. Please disclose the material terms of the escrow agreement.
Disclose the fees to be paid to the escrow agent. Please explain how you plan to pay these fees, given the current financial condition of the company.

Part II

Recent Sales of Unregistered Securities, page II-2

27. We reissue prior comment 33 from our letter dated November 10, 2005. We again note the stock issuances in 2002. The stock purchase agreement was not entered into until July 2002 and these
transactions
were conducted in March and May 2002.  Therefore, we continue to note
that the company was a blank check company at the time of these transactions. Rule 504 of Regulation D is not available to blank check companies. Please revise the disclosure to discuss the available exemption. Also, state the facts supporting reliance upon the exemption.  We may have further comment.
28. Please explain the removal of the May 2002 transaction of
40,000
shares sold to 4 investors or revise to add back the disclosure.
29. We reissue prior comment 34 from our letter dated November 10, 2005. Disclose the value of the consideration in the January 2005 and February 2005 transactions.
30. The shares issued in the merger transaction should be included in this section.

Exhibits
31. We continue to note in paragraph six that the execution of the subscription agreement is an irrevocable offer to purchase the number of shares covered by the subscription agreement. Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an irrevocable offer to purchase those shares. We may have further comment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at 202) 551-3236 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  Richard A. Friedman, Esq.
      By facsimile (212) 930-9725
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Michael L. Metter, President
Spongetech Delivery Systems, Inc.
Page 1
December 12, 2005